

Mail Stop 7010

July 13, 2007

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle Suite 200
Folsom, California 95630

> **Re: Waste Connections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Critical Accounting Estimates and Assumptions – Accounting for landfills, page 27

1.   We note the adjustments to your closure and post-closure liability from changes in the annual engineering cost estimates disclosed on page 53. In future filings, please disclose and discuss the underlying changes in estimates, assumptions, or conditions that caused these fluctuations. See Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. For example, after the first paragraph under "Final capping, closure and post-closure

obligations," you could include a disclosure to analyze the reasons the engineering costs estimates decreased the liability by $2.6 million in 2006.

Segment Information, page 60

2. Please disclose in future filings your revenues by service type within an audited financial statement footnote in accordance with paragraph 37 of SFAS 131.

Legal Proceedings, page 71

3. Please disclose in future filings the range of loss for each reasonably possible loss contingency or state that such an estimate cannot be made in accordance with paragraph 10 of SFAS 5.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, John Hartz at (202) 551-3689, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief